Exhibit 99.1

CORPORATE RELEASE	27 June 2023

Manchester United PLC Reports

Third Quarter Fiscal 2023 Results

Key Points

•	For fiscal 2023, the Company raises its previous revenue guidance to a record £630 million to £640 million and raises its adjusted EBITDA guidance to £140 million to £150 million
•	The men’s first team ended the 2022/23 domestic season in 3rd place and secured a return to the UEFA Champions League for the 2023/24 season
•	Signed new men’s contracts with Luke Shaw, Alejandro Garnacho and Diogo Dalot
•	For the 2022/23 Women’s Super League season, the women’s team earned second place and qualified for the UEFA Women’s Champions League for the upcoming 2023/24 season
•	Club continues to achieve record-breaking attendance and Matchday hospitality revenues, as well as record global memberships and record Museum & Tour visits
•	Club returns to the US for its Summer Tour 2023 with matches in New York, San Diego, Houston and Las Vegas; matches will take place from 22-30 July

MANCHESTER, England – 27 June 2023 – Manchester United (NYSE: MANU; the “Company,” the “Group” and the “Club”) – one of the most popular and successful sports teams in the world – today announced financial results for the 2023 fiscal third quarter ended 31 March 2023.

Outlook

For fiscal 2023, the Company raises its previous revenue guidance from £590 million to £610 million to a record £630 million to £640 million and raises its previous adjusted EBITDA guidance of £125 million to £140 million to £140 million to £150 million.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2022/23 season	6	10	10	12	38
2021/22 season	6	12	11	9	38

1

Key Financials (unaudited)

	Three months ended 31 March			Nine months ended 31 March
£ million (except loss per share)	2023	2022	Change	2023	2022	Change
Commercial revenue	69.4	65.6	5.8%	235.5	194.4	21.1%
Broadcasting revenue	50.7	51.5	(1.6)%	144.5	181.2	(20.3)%
Matchday revenue	49.9	35.7	39.8%	101.1	89.1	13.5%
Total revenue	170.0	152.8	11.3%	481.1	464.7	3.5%
Adjusted EBITDA(1)	39.7	20.4	94.6%	111.7	89.6	24.7%
Operating loss	(4.7)	(21.8)	(78.4)%	(10.9)	(26.6)	(59.0)%

Loss for the period (i.e. net loss)	(5.6)	(27.7)	(79.8)%	(25.8)	(44.7)	(42.3)%
Basic loss per share (pence)	(3.40)	(17.01)	(80.0)%	(15.80)	(27.40)	(42.3)%
Adjusted loss for the period (i.e. adjusted net loss)(1)	(12.1)	(22.4)	(46.0)%	(32.1)	(27.5)	16.7%
Adjusted basic loss per share (pence)(1)	(7.41)	(13.75)	(46.1)%	(19.66)	(16.89)	16.4%

Non-current borrowings in USD (contractual currency)(2)	$650.0	$650.0	0.0%	$650.0	$650.0	0.0%

(1) Adjusted EBITDA, adjusted loss for the period and adjusted basic loss per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 7 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. The outstanding balance of the revolving credit facility as of 31 March 2023 was £200.0 million and total current borrowings including accrued interest payable was £203.7 million. Based on the club's expected seasonal working capital cycle, it is anticipated that the club would have the ability to reduce the balance on the club's facilities to approximately £40 million at 30 June 2023.

2

Football

•	For the 2022/23 season, the men’s first team ended in third place in the Premier League and has qualified for the UEFA Champions League for the upcoming 2023/24 season
•	The men’s first team reached the Men’s FA Cup Final for the 21st time on 3 June and finished runners-up
•	New contracts were signed with Luke Shaw, Alejandro Garnacho and Diogo Dalot
•	For the 2022/23 Women’s Super League season, the women’s team earned second place and has qualified for the UEFA Champions League for the upcoming 2023/24 season
•	The women’s team reached the Women’s FA Cup Final for the first time on 14 May and finished runners-up
•	England U19 international Evie Rabjohn has agreed to join the women’s team at the end of the season

Fan Engagement and Partnerships

•	On 30 April the Club held an #ILoveUnited event in Singapore, with record-breaking fan attendance and activations from 16 global partners
•	On 3 May, the club unveiled a new Jimmy Murphy statue at the Stretford End of Old Trafford, developed in partnership with fan groups
•	Club gifts were provided to supporters at both the Men’s and Women’s FA Cup Finals and Club worked with fan groups on stadium branding
•	During the quarter, there were a record 275 Manchester United Supporters’ Clubs in 94 countries
•	Club launched its new “Warm-Up” social event for Supporters’ Clubs before matches at Old Trafford
•	Club held quarterly meetings of the Fans’ Advisory Board and the Fans’ Forum

Facilities – Venue and Operations

•	Record match attendance and match-by-match hospitality revenues continued to be driven by strong pitch performance across all competitions; ticket sales for the current 2022/23 season have surpassed the record set in 2016/17 totalling a cumulative 2.4 million tickets sold
•	Record sales of global memberships, with the 2022/23 program having closed at 360,000 members, the largest paid membership program in world sport
•	Continued exceptional demand for tickets, with over 146,000 individuals currently on the Season Ticket waiting list; 2023/24 renewals for Season Tickets and Executive Club, which launched in February, sold out in record time with the lowest ever churn
•	Continued momentum in demand for women’s football with Leigh Sport Village ticket sales for the 2022/23 season 200% higher than the 2021/22 season
•	During the third quarter, Old Trafford hosted its second Women’s Super League fixture of the season, against West Ham United, with approximately 28,000 fans in attendance
•	State of the art WiFi was recently rolled out across the stadium and surrounding footprint with further upgrades planned for the summer across Old Trafford’s general admission, hospitality and football facilities; ongoing upgrades remain in progress at the Carrington Training Centre, including a new £7 million facility for the Women’s and Academy teams
•	Old Trafford hosted Soccer Aid for Unicef on 11 June and the England International on 19 June
•	Club returns to the US for its Summer Tour 2023 with an exciting schedule of matches in New York, San Diego, Las Vegas, and Houston

3

Digital Products & Experiences

•	Club gained 5.3 million followers and generated more than 601 million digital interactions and 2.33 billion video views across all global social platforms in the third quarter
•	Successful new product launches included the adidas Originals line & 23/24 training kits
•	Club rolled out e-commerce single sign-on functionality across its mobile app and e-commerce platforms
•	Successful soft launch of the 23/24 Official Membership program with more sales than usual in the early months of the calendar year
•	Club plans to launch its next digital collectibles focusing on the 92/93 season in early July; Club continues delivery of its ‘Collect United’ rewards programme for Devil-holders from our 1st paid digital collectibles drop
•	MUTV Linear renewals signed with Vodafone (Iceland) and Canal+ (Myanmar) to further increase the availability of MUTV around the world

Revenue Analysis

Commercial

Commercial revenue for the quarter was £69.4 million, an increase of £3.8 million, or 5.8%, over the prior year quarter.

•	Sponsorship revenue was £41.0 million, an increase of £1.8 million, or 4.6%, over the prior year quarter, primarily due to new sponsorship agreements.
•	Retail, Merchandising, Apparel & Product Licensing revenue was £28.4 million, an increase of £2.0 million, or 7.6%, over the prior year quarter, primarily due to an increased number of matches played at Old Trafford.

Broadcasting

Broadcasting revenue for the quarter was £50.7 million, a decrease of £0.8 million, or 1.6%, over the prior year quarter, as a result of the men’s first team participating in the UEFA Europa League compared to the UEFA Champions League in the prior year, partially offset by progression in domestic cup competitions.

Matchday

Matchday revenue for the quarter was £49.9 million, an increase of £14.2 million, or 39.8%, over the prior year quarter, due to playing 5 additional home matches in the current year quarter, compared to the prior year quarter.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £176.7 million, an increase of £1.4 million, or 0.8%, over the prior year quarter.

4

Employee benefit expenses

Employee benefit expenses for the quarter were £85.0 million, a decrease of £16.8 million, or 16.5%, over the prior year quarter as a result of squad turnover and the men’s first team not participating in Champions League in the current year.

Other operating expenses

Other operating expenses for the quarter were £45.3 million, an increase of £14.7 million, or 48.0%, over the prior year quarter. This is primarily due to increased matchday costs associated with progression in domestic cup competitions.

Depreciation and amortization

Depreciation for the quarter was £3.5 million, consistent with the prior year quarter. Amortization for the quarter was £42.9 million, an increase of £3.5 million, or 8.9%, over the prior year quarter, due to investment in the first team playing squad. The unamortized balance of registrations on 31 March 2023 was £416.7 million.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £2.0 million, compared to a profit of £0.7 million for the prior year quarter.

Net finance costs

Net finance costs for the quarter were £1.0 million, compared to £14.1 million in the prior year quarter. The movement was driven by a favorable swing in foreign exchange rates in the current quarter, largely offsetting interest costs payable on borrowings. This compares to an unfavorable swing in foreign exchange rates in the prior year quarter.

Income tax

The income tax credit for the quarter was £0.1 million, compared to a credit of £8.2 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) increased by £42.7 million in the quarter to 31 March 2023, compared to an increase of £8.4 million in the prior year quarter.

Net cash inflow from operating activities for the quarter was £54.1 million, an increase of £30.9 million compared to a net cash inflow in the prior year quarter of £23.2 million.

Net capital expenditure on property, plant and equipment for the quarter was £2.7 million, an increase of £2.0 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £8.7 million, an increase of £5.5 million over the prior year quarter.

Net cash outflow from financing activities for the quarter was £0.2 million, compared to £11.3 million in the prior year quarter.

5

Balance sheet

Our USD non-current borrowings as of 31 March 2023 were $650 million, which was unchanged from 31 March 2022. As a result of the year-on-year change in the USD/GBP exchange rate from 1.3158 at 31 March 2022 to 1.2369 at 31 March 2023, our non-current borrowings when converted to GBP were £521.5 million, compared to £489.2 million at the prior year quarter.

In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. Current borrowings at 31 March 2023 were £203.7 million compared to £102.3 million at 31 March 2022.

As of 31 March 2023, cash and cash equivalents were £73.7 million compared to £95.8 million at the prior year quarter, primarily due to investment in the first team playing squad.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 145-year football heritage we have won 67 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

6

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as loss for the period before depreciation, amortization, profit on disposal of intangible assets, net finance costs, exceptional items and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit on disposal of intangible assets and exceptional items), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of loss for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings (including foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives and foreign currency options, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on a normalized tax rate of 21%; 2022: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2022: 21%) applicable during the financial year. A reconciliation of loss for the period to adjusted loss for the period is presented in supplemental note 3.

3. Adjusted basic and diluted loss per share

Adjusted basic and diluted loss per share are calculated by dividing the adjusted loss for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

7

Key Performance Indicators

	Three months ended		Nine months ended
	31 March		31 March
	2023	2022	2023	2022
Revenue
Commercial % of total revenue	40.8%	42.9%	49.0%	41.8%
Broadcasting % of total revenue	29.8%	33.7%	30.0%	39.0%
Matchday % of total revenue	29.4%	23.4%	21.0%	19.2%

	2022/23 Season	2021/22 Season	2022/23 Season	2021/22 Season
Home Matches Played
PL	6	6	13	15
UEFA competitions	2	1	5	4
Domestic Cups	6	2	8	3
Away Matches Played
PL	4	5	13	14
UEFA competitions	2	1	5	4
Domestic Cups	2	-	2	-
Other
Employees at period end	1,243	1,214	1,243	1,214
Employee benefit expenses % of revenue	50%	66.8%	50.8%	62.0%

Contacts
Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk

8

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

 (unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 March		Nine months ended 31 March
	2023	2022	2023	2022
Revenue from contracts with customers	170,048	152,848	481,070	464,749
Operating expenses	(176,675)	(175,370)	(507,959)	(509,190)
Profit on disposal of intangible assets	1,949	721	15,969	17,879
Operating loss	(4,678)	(21,801)	(10,920)	(26,562)
Finance costs	(14,657)	(17,676)	(30,777)	(40,267)
Finance income	13,656	3,568	10,903	9,033
Net finance costs	(1,001)	(14,108)	(19,874)	(31,234)
Loss before income tax	(5,679)	(35,909)	(30,794)	(57,796)
Income tax credit	132	8,182	5,037	13,128
Loss for the period	(5,547)	(27,727)	(25,757)	(44,668)

Basic earnings per share:
Basic loss per share (pence)	(3.40)	(17.01)	(15.80)	(27.40)
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share (thousands)	163,062	163,003	163,062	163,000
Diluted earnings per share:
Diluted loss per share (pence) (1)	(3.40)	(17.01)	(15.80)	(27.40)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share (thousands) (1)	163,062	163,003	163,062	163,000

(1) For the three and nine months ended 31 March 2023 and the three months and nine months ended 31 March 2022, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

9

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	31 March 2023	30 June 2022	31 March 2022
ASSETS
Non-current assets
Property, plant and equipment	242,730	242,661	243,752
Right-of-use assets	2,952	4,072	4,510
Investment properties	20,063	20,273	20,343
Intangible assets	843,307	743,278	776,525
Trade receivables	21,485	29,757	35,423
Derivative financial instruments	15,102	16,462	6,977
	1,145,639	1,056,503	1,087,530
Current assets
Inventories	2,645	2,200	2,692
Prepayments	16,595	15,534	19,388
Contract assets – accrued revenue	62,873	36,239	45,524
Trade receivables	60,321	49,210	56,763
Other receivables	2,031	1,569	1,032
Income tax receivable	4,410	4,590	834
Derivative financial instruments	5,894	6,597	2,362
Cash and cash equivalents	73,733	121,223	95,791
	228,502	237,162	224,386
Total assets	1,374,141	1,293,665	1,311,916

10

CONSOLIDATED BALANCE SHEET (continued)

 (unaudited; in £ thousands)

	As of
	31 March 2023	30 June 2022	31 March 2022
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Treasury shares	(21,305)	(21,305)	(21,305)
Merger reserve	249,030	249,030	249,030
Hedging reserve	1,993	950	804
Accumulated losses	(194,085)	(170,042)	(85,917)
	104,508	127,508	211,487
Non-current liabilities
Deferred tax liabilities	1,939	7,402	22,882
Contract liabilities - deferred revenue	3,842	16,697	19,057
Trade and other payables	155,903	102,347	97,043
Borrowings	521,482	530,365	489,240
Lease liabilities	2,367	2,869	2,909
Derivative financial instruments	1,303	49	456
Provisions	91	11,586	4,805
	686,927	671,315	636,392
Current liabilities
Contract liabilities - deferred revenue	130,081	165,847	140,047
Trade and other payables	235,508	220,587	216,190
Income tax liabilities	-	-	2,189
Borrowings	203,665	105,757	102,295
Lease liabilities	792	1,561	1,636
Derivative financial instruments	48	32	673
Provisions	12,612	1,058	1,007
	582,706	494,842	464,037
Total equity and liabilities	1,374,141	1,293,665	1,311,916

11

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 March		Nine months ended 31 March
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Cash flows from operating activities
Cash generated from operations (see supplemental Note 4)	65,208	31,708	12,194	77,828
Interest paid	(11,054)	(8,284)	(25,277)	(18,237)
Interest received	130	2	207	5
Tax paid	(220)	(246)	(612)	(4,347)
Net cash inflow/(outflow) from operating activities	54,064	23,180	(13,488)	55,249
Cash flows from investing activities
Payments for property, plant and equipment	(2,717)	(721)	(9,816)	(6,223)
Payments for intangible assets	(14,824)	(10,419)	(144,716)	(101,334)
Proceeds from sale of intangible assets	6,098	7,226	19,831	20,241
Net cash outflow from investing activities	(11,443)	(3,914)	(134,701)	(87,316)
Cash flows from financing activities
Proceeds from borrowings	-	-	100,000	40,000
Principal elements of lease payments	(153)	(436)	(1,602)	(1,284)
Dividends paid	-	(10,892)	-	(21,561)
Net cash (outflow)/inflow from financing activities	(153)	(11,328)	98,398	17,155
Effects of exchange rate movements on cash and cash equivalents	220	419	2,301	45
Net increase/(decrease) in cash and cash equivalents	42,688	8,357	(47,490)	(14,867)
Cash and cash equivalents at beginning of period	31,045	87,434	121,223	110,658
Cash and cash equivalents at end of period	73,733	95,791	73,733	95,791

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SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of loss for the period to adjusted EBITDA

	Three months ended 31 March		Nine months ended 31 March
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Loss for the period	(5,547)	(27,727)	(25,757)	(44,668)
Adjustments:
Income tax credit	(132)	(8,182)	(5,037)	(13,128)
Net finance costs	1,001	14,108	19,874	31,234
Profit on disposal of intangible assets	(1,949)	(721)	(15,969)	(17,879)
Exceptional items	-	-	-	9,992
Amortization	42,922	39,444	128,032	113,231
Depreciation	3,467	3,521	10,554	10,791
Adjusted EBITDA	39,762	20,443	111,697	89,573

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3	Reconciliation of loss for the period to adjusted loss for the period and adjusted basic and diluted loss per share

	Three months ended 31 March		Nine months ended 31 March
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Loss for the period	(5,547)	(27,727)	(25,757)	(44,668)
Exceptional items	-	-	-	9,992
Foreign exchange (gains)/losses on unhedged US dollar denominated borrowings	(12,997)	11,102	(10,294)	21,662
Fair value movement on embedded foreign exchange derivatives	3,390	(3,566)	498	(8,702)
Income tax credit	(132)	(8,182)	(5,037)	(13,128)
Adjusted loss before income tax	(15,286)	(28,373)	(40,590)	(34,844)
Adjusted income tax credit (using a normalized tax rate of 21% (2022: 21%))	3,210	5,958	8,524	7,317
Adjusted loss for the period (i.e. adjusted net loss)	(12,076)	(22,415)	(32,066)	(27,527)

Adjusted basic loss per share:
Adjusted loss per share (pence)	(7.41)	(13.75)	(19.66)	(16.89)
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic loss per share (thousands)	163,062	163,003	163,062	163,000
Adjusted diluted loss per share:
Adjusted diluted loss per share (pence) (1)	(7.41)	(13.75)	(19.66)	(16.89)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating adjusted diluted loss per share (thousands) (1)	163,062	163,003	163,062	163,000

(1) For the three and nine months ended 31 March 2023 and the three and nine months ended 31 March 2022, potential ordinary shares are anti-dilutive, as their inclusion in the adjusted diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

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4	Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2023 £’000	2022 £’000	2023 £’000	2022 £’000
Loss for the period	(5,547)	(27,727)	(25,757)	(44,668)
Income tax credit	(132)	(8,182)	(5,037)	(13,128)
Loss before income tax	(5,679)	(35,909)	(30,794)	(57,796)
Adjustments for:
Depreciation	3,467	3,521	10,554	10,791
Amortization	42,922	39,444	128,032	113,231
Profit on disposal of intangible assets	(1,949)	(721)	(15,969)	(17,879)
Net finance costs	1,001	14,108	19,874	31,234
Non-cash employee benefit expense – equity-settled share-based payments	559	521	1,714	1,489
Foreign exchange losses/(gains) on operating activities	980	(4)	4,947	(306)
Reclassified from hedging reserve	284	(221)	(246)	(191)
Changes in working capital:
Inventories	627	184	(445)	(612)
Prepayments	9,304	8,909	(1,624)	(4,842)
Contract assets – accrued revenue	(9,368)	16,707	(26,634)	(12,577)
Trade receivables	51,766	(3,099)	3,679	(8,640)
Other receivables	395	78	(462)	(572)
Contract liabilities – deferred revenue	(33,905)	(21,437)	(48,621)	18,178
Trade and other payables	5,104	9,174	(31,870)	5,310
Provisions	(300)	453	59	1,010
Cash generated from operations	65,208	31,708	12,194	77,828

15